SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                         Hawthorne Financial Corporation
                                 (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                          (Title of Class of Securities)

                                    420542102
                                  (Cusip Number)

                                 W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 12, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,283,999 shares, which constitutes approximately 21.5% of the 5,978,470 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 5,187,596 shares outstanding.

1.   Name of Reporting Person:

     Portfolio II Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00-Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 357,400 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 357,400 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     357,400

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 6.9%


14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Portfolio Genpar, L.L.C.

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                       /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 39,919 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 39,919 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     272,529 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 5.0% (3)


14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through its sole trustee, Perry R. Bass
(2) Includes 232,610 shares of the Stock that may be acquired upon exercise of warrants that become exercisable on December 12, 1998.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 5,420,206 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00-Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     279,132 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 5.1% (3)


14.  Type of Reporting Person: 00-Trust

----------
(1) One of the trustees and the sole trustor of Sid R. Bass Management Trust is Sid R. Bass.
(2) Represents 279,132 shares of the Stock that may be acquired upon exercise of warrants that become exercisable on December 12, 1998.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 5,466,728 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Sid R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 47,903
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 47,903
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     327,035 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 6.0% (2)


14.  Type of Reporting Person: IN

----------
(1) Solely in his capacity as sole trustor of Sid R. Bass Management Trust with respect to 279,132 shares of the Stock that may be acquired upon exercise of warrants that become exercisable on December 12, 1998.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 5,466,728 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 47,903
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 47,903
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     327,035 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 6.0% (2)


14.  Type of Reporting Person: IN

----------
(1) Includes 279,132 shares of the Stock that may be acquired upon exercise of warrants that become exercisable on December 12, 1998.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 5,466,728 shares of the Stock outstanding.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated July 8, 1998 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Stock"), of Hawthorne Financial Corporation.

Item 2.   IDENTITY AND BACKGROUND.

     Paragraph (a) of Item 2 hereby is partially amended by adding at the end thereof the following:

     Sid R. Bass Management Trust ("SRBMT") hereby joins this filing because it may be deemed to constitute a "group" with the Reporting Persons within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by SRBMT or the other Reporting Persons that a group exists. As used hereinafter, the term "Reporting Persons" shall also include reference to SRBMT.

     Paragraphs (b) - (c) of Item 2 hereby are partially amended by adding at the end thereof the following:

     SRBMT

     SRBMT is a revocable trust existing under the laws of the State of Texas. The address of SRBMT is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its Trustees, PRB, LMB and SRB, has been set forth.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON       SOURCE OF FUNDS        AMOUNT OF FUNDS

       PII             Other (1)              $ 5,350,747.14

       BMT             Trust Funds (2)        $   603,564.70

       SRBMT           Trust Funds (2)        $   249,527.65

       SRB             Personal Funds (3)     $   474,750.00

       LMB             Personal Funds (3)     $   724,277.65

       (1)  Contributions from partners.

       (2) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

       (3) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

       Item 5 is hereby amended and restated in its entirety as follows:

       (a)

Reporting Persons

       PII

       The aggregate number of shares of the Stock that PII owns beneficially, pursuant to Rule 13d-3 of the Act, is 357,400, which constitutes approximately 6.9% of the outstanding shares of the Stock.

       BMT

       The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 272,529, which constitutes approximately 5.0% of the 5,420,206 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

       SRBMT

       The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 279,132, which constitutes approximately 5.1% of the 5,466,728 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

       SRB

       Because of his position of sole trustor of SRBMT, and because of his direct beneficial ownership of 47,903 shares of the Stock, the aggregate number of shares of the Stock that SRB owns beneficially, pursuant to Rule 13d-3 of the Act, is 327,035, which constitutes approximately 6.0% of the 5,466,728 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

       LMB

       The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 327,035, which constitutes approximately 6.0% of the 5,466,728 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

Controlling Persons

       TIF

       Because of its position as the sole member of PG, which is the sole general partner of PII, TIF may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 357,400 shares of the Stock, which constitutes approximately 6.9% of the outstanding shares of the Stock.

       TFI

       Because of its position as the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PII, TFI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 357,400 shares of the Stock, which constitutes approximately 6.9% of the outstanding shares of the Stock.

       TCM

       Because of its position as the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PII, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 357,400 shares of the Stock, which constitutes approximately 6.9% of the outstanding shares of the Stock.

       TMT

       Because of his position as the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PII, TMT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 357,400 shares of the Stock, which constitutes approximately 6.9% of the outstanding shares of the Stock.

       PG

       Because of its position as the sole general partner of PII, PG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 357,400 shares of the Stock, which constitutes approximately 6.9% of the outstanding shares of the Stock.

       PRB

       Because of his positions as sole trustee and as a trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 272,529 shares of the Stock, which constitutes approximately 5.0% of the outstanding shares of the Stock.

       NLB

       Because of her position as a trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 272,529 shares of the Stock, which constitutes approximately 5.0% of the outstanding shares of the Stock.

       To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

       (b)

Reporting Persons

       PII

       Acting through its sole general partner, PII has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 357,400 shares of the Stock.

       BMT

       Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 39,919 shares of the Stock.

       SRBMT

       SRBMT has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

       SRB

       SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 47,903 shares of the Stock.

       LMB

       LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 47,903 shares of the Stock.

Controlling Persons

       TIF

       As the sole member of PG, which is the sole general partner of PII, TIF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 357,400 shares of the Stock.

       TFI

       As the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PII, TFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 357,400 shares of the Stock.

       TCM

       As the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PII, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 357,400 shares of the Stock.

       TMT

       As the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PII, TMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 357,400 shares of the Stock.

       PG

       As the sole general partner of PII, PG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 357,400 shares of the Stock.

       PRB

       In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 39,919 shares of the Stock.

       NLB

       NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

       (c) During the past 60 days, PII has purchased shares of the Stock in transactions on the NASDAQ, as follows:

                      NO. OF SHARES        PRICE PER
       DATE             PURCHASED            SHARE

      09/02/98           3,000             $ 14.25
      09/03/98           6,100               14.51
      09/08/98           1,300               14.37
      09/15/98           7,500               14.67
      09/17/98           5,000               14.54
      09/18/98           5,000               14.67
      09/28/98           9,000               15.26
      09/30/98           5,000               14.79

      Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.

      (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

      (e)   Not Applicable.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 99.1 -- Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

      Exhibit 99.2 --   Registration Rights Agreement dated October 11, 1995
(previously incorporated by reference to Exhibit 1 to the Issuer's Form 8-K dated February 7, 1996).

      Exhibit 99.3 --   Form of Warrant dated December 12, 1995 (previously
incorporated by reference to Exhibit 1 to the Issuer's Form 8-K dated February 7, 1996).

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:   October 22, 1998

                                    PORTFOLIO II INVESTORS, L.P.,
                                    a Delaware limited partnership

                                    By: PORTFOLIO GENPAR, L.L.C.
                                          a Delaware limited liability company,
                                          General Partner


                                    By: /s/ William O. Reimann, IV
                                        William O. Reimann, IV,
                                          Vice President


                                     /s/ William P. Hallman, Jr.
                                    William P. Hallman, Jr.,
                                    Attorney-in-Fact for:

                                          THE BASS MANAGEMENT TRUST (1)
                                          SID R. BASS MANAGEMENT TRUST (2)
                                          SID R. BASS (3)
                                          LEE M. BASS (4)



(1) A Power of Attorney authorizing William P. Hallman, Jr., et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing William P. Hallman, Jr., et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing William P. Hallman, Jr., et al., to act on behalf of Sid R. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing William P. Hallman, Jr., et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX


EXHIBIT                 DESCRIPTION


  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

  99.2 Registration Rights Agreement dated October 11, 1995 (previously incorporated by reference to Exhibit 1 to the Issuer's Form 8-K dated February 7, 1996).

  99.3 Form of Warrant dated December 12, 1995 (previously incorporated by reference to Exhibit 1 to the Issuer's Form 8-K dated February 7, 1996).